The Rights and the underlying Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. This Notice does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States, and the securities offered herein may not be offered or sold in or into the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws, or pursuant to an exemptions from such registration requirements as described herein. "United States" and "U.S. persons" are as defined in Regulation S under the U.S. Securities Act.

BURCON NUTRASCIENCE CORPORATION
("BURCON")

NOTICE TO SECURITY HOLDERS – OCTOBER 24, 2016

The purpose of this notice is to advise holders of common shares in the capital of Burcon (the "Common Shares") of a proposed offering of rights ("Rights") of Burcon (the "Rights Offering").

Reference in this notice to "we", "our", "us" and similar terms means Burcon. Reference in this notice to "you", "your" and similar terms mean to Burcon shareholders.

We currently have sufficient working capital to last three months. We require 74% of the offering to last 12 months.

WHO CAN PARTICIPATE IN THE RIGHTS OFFERING?

Holders of Common Shares of record as at 5:00 p.m. (Toronto time) on November 3, 2016 (the "Record Date") may participate in the Rights Offering. However, as discussed below, the Rights will only be offered to shareholders of Burcon (the "Eligible Holders") in all of the Provinces and Territories of Canada (the "Eligible Jurisdictions").

WHO IS ELIGIBLE TO RECEIVE RIGHTS?

The Rights will be offered to the Eligible Holders in the Eligible Jurisdictions. You will be presumed to be resident in the place shown in our records as your registered address, unless the contrary is shown to our satisfaction.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are resident of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders"). The Rights and Common Shares have not and will not be registered under the laws of any jurisdiction outside the Eligible Jurisdictions.

Ineligible Holders will not receive a Rights Certificate (as defined below), but will be sent a letter describing how Ineligible Holders may participate in the Rights Offering.

HOW MANY RIGHTS ARE WE OFFERING?

We are offering a total of 35,832,750 Rights.

HOW MANY RIGHTS WILL YOU RECEIVE?

Each Eligible Holder will receive one Right for each Common Share held as of the Record Date.

WHAT DOES ONE RIGHT ENTITLE YOU TO RECEIVE?

Before the Expiry Time (as defined below) you will be entitled to subscribe (the "Basic Subscription Privilege") for one Common Share for every eighteen (18) Rights held upon payment of the subscription price of $2.58 per share (the "Subscription Price"). No fractional Common Shares will be issued.

Any Eligible Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the Subscription Price (the "Additional Subscription Privilege"). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by November 30, 2016.

Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. (the "Subscription Agent"), the subscription agent retained by Burcon in connection with the Rights Offering.

HOW WILL YOU RECEIVE YOUR RIGHTS?

If you are a registered holder of Common Shares on the Record Date resident in the Eligible Jurisdictions, you will find a certificate (the "Rights Certificate") representing the total number of Rights to which you are entitled to as at the Record Date enclosed with this notice.

If you are an Ineligible Holder, you will find enclosed an exempt purchaser status certificate. If you deliver a completed and executed exempt purchaser status certificate to Burcon on or before November 23, 2016 and your eligibility to participate in the Rights Offering is confirmed by Burcon, the Subscription Agent will forward to you a Rights Certificate evidencing the number of Rights you are entitled to. If you do not satisfy Burcon as to your eligibility to participate in the Rights Offering on or before November 23, 2016, the Subscription Agent will attempt, on a best efforts basis, to sell your rights on the Toronto Stock Exchange ("TSX") prior to the Expiry Time. The Subscription Agent's ability to sell the rights, and the prices obtained for the rights, are dependent on market conditions. The proceeds received by the Subscription Agent, if any, from the sale of the rights, net of any applicable costs, expenses and taxes, will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date.

WHEN AND HOW CAN YOU EXERCISE YOUR RIGHTS?

The rights may be exercised commencing on November 9, 2016 until 5:00 p.m. (Toronto time) on November 30, 2016 (the "Expiry Time"). Rights not exercised at or before the Expiry Time will be void and of no value. The rights will be listed on the TSX under the symbol "BU.RT" and will be fully transferable into and within Canada through the facilities of the TSX. Trading in the rights on the TSX will cease at 12:00 p.m. (Toronto time) on November 30, 2016.

Only registered Eligible Holders will be provided with Rights Certificates. If you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (each, a "Participant") in the book-based system administered by CDS Clearing and Depositary Services Inc. ("CDS"), Rights Certificates will be issued in registered form to CDS, and will be deposited with CDS. Burcon expects that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. Participants may establish their own deadlines for receiving instructions prior to the Expiry Time and you should therefore immediately contact your Participant to instruct them to exercise or sell or transfer your rights.

WHAT ARE THE NEXT STEPS?

This document contains key information you should know about Burcon. You can find more details in Burcon's rights offering circular dated October 24, 2016. To obtain a copy, visit Burcon's profile on the SEDAR website at www.sedar.com, visit www.burcon.ca, ask your dealer representative for a copy or contact Dorothy Law at (604) 733-0896 Ext. 12 or dlaw@burcon.ca. You should read the rights offering circular, along with Burcon's continuous disclosure record, to make an informed decision."

"Allan Yap"
Allan Yap
Chairman and Chief Executive Officer